Exhibit 99.1

NEWS RELEASE

RITCHIE BROS. AUCTIONEERS ANNOUNCES ANNUAL RESULTS

Record annual auction revenues achieved

FOR IMMEDIATE RELEASE: February 28, 2012

VANCOUVER, BRITISH COLUMBIA – Ritchie Bros. Auctioneers Incorporated (NYSE and TSX: RBA), the world’s largest auctioneer of industrial equipment, announces net earnings for the year ended December 31, 2011 of $76.6 million, or $0.72 per diluted share, and adjusted net earnings of $73.6 million, or $0.69 per diluted share. This compares to net earnings of $65.7 million and adjusted net earnings of $64.9 million, or $0.61 per diluted share, for the year ended December 31, 2010, representing a 13% increase in adjusted net earnings. Adjusted net earnings is a non-GAAP financial measure and is defined below. The Company’s auction revenues for 2011 grew 11% to $396.1 million compared to $357.4 million for the same period in 2010. The Company conducted 228 unreserved industrial auctions in 13 countries throughout North America, Europe, the Middle East, Central America and Australia during 2011. All dollar amounts in this release are presented in U.S. dollars.

Gross auction proceeds and auction revenues

For the year ended December 31, 2011, gross auction proceeds were $3.7 billion, 13% higher than in 2010 and the highest gross auction proceeds in the Company’s history. Gross auction proceeds is a non-GAAP financial measure and is defined below. The Company’s auction revenue rate (auction revenues as a percentage of gross auction proceeds) was 10.66% during the year ended December 31, 2011 compared to 10.90% in the year ended December 31, 2010. The Company’s revised fee structure, which came into effect on July 1, 2011, contributed $21.9 million to auction revenues for 2011. The Company’s at risk business, comprised of guarantee and purchase contracts, represented 36% of gross auction proceeds in 2011 (2010 – 24%).

The Company achieved gross auction proceeds of $1.0 billion for the fourth quarter of 2011, representing a 30% increase compared to the fourth quarter of 2010. Auction revenues were $113.4 million for the fourth quarter of 2011, compared to $88.3 million for the fourth quarter of 2010, an increase of 28%. The Company’s auction revenue rate was 10.91% for the fourth quarter of 2011 and 11.06% for the fourth quarter of 2010. The Company’s revised fee structure contributed $12.9 million to auction revenues during the most recent quarter.

Net earnings for the quarter

	September 30,	September 30,
	3 months ended December 31, 2011	3 months ended December 31, 2010
Net Earnings	$26.8 million	$13.5 million
Earnings per diluted share	$0.25	$0.13
Adjusted net earnings	$26.8 million	$13.5 million
Adjusted earnings per diluted share	$0.25	$0.13

Summary comments

“2011 was a successful year for Ritchie Bros. in the face of a challenging used equipment supply environment, and we achieved the targets that we set for the year” said Peter Blake, Ritchie Bros. CEO. “During 2011 we accomplished a number of significant milestones, including the highest gross auction proceeds and auction revenues in the Company’s history and the successful launch of our new services, thanks to the tremendous team we have in place. 2011 was characterized by the ongoing tight supply of good quality late model used equipment, which resulted in a strong pricing environment and intense competition for this equipment. Our consignors reacted to this competition by increasing their preference for guarantee and purchase deals, contributing to an increase in our at risk business to 36% of gross auction proceeds for 2011”.

Mr. Blake continued: “We have begun 2012 with a number of very successful auctions, and the strong pricing and competitive environments we saw in 2011 have so far continued into 2012. We remain confident in our ability to grow our business in 2012 and believe we are well positioned to capitalize on improving used equipment transaction velocity, which is driven in part by recent increases in the production of new equipment.”

New Services

As previously announced, the Company launched a range of value-added services on July 1, 2011, including equipment financing and powertrain service warranties (in the U.S. and Canada) and insurance services (in Canada, the U.S. and Europe).

In addition, Ritchie Bros.’ revised administrative fee structure took effect on July 1, 2011. The new fee structure eliminated certain fees and expanded the scope of the Company’s administrative fee charged to buyers to address the cost of providing the new and significantly enhanced buyer services offered at Company auctions, as well as other high value buyer-focused initiatives launched in recent years.

Quarterly dividend

The Company also announced on January 20, 2012 the declaration of a quarterly cash dividend of $0.1125 per common share payable on March 9, 2012 to shareholders of record on February 17, 2012. In 2011, the Company paid approximately $46.2 million in regular cash dividends, a 7% increase over 2010.

Online bidding statistics

Ritchie Bros. sold over $1.1 billion of equipment, trucks and other assets to online bidders during 2011, representing a 29% increase compared to 2010 (2010 – approximately $872 million) and a record for the Company. Internet bidders comprised over 50% of the total bidder registrations at Ritchie Bros. industrial auctions during 2011. Since launching its real-time online bidding service in 2002, the Company has now sold over $5.3 billion worth of trucks, equipment, and other assets to online bidders, confirming Ritchie Bros.’ position as the world’s largest seller of used equipment and trucks to online buyers.

Website statistics

The Ritchie Bros. website (rbauction.com) attracted almost 4 million unique visitors in 2011, a 25% increase compared to last year, and they made over 10 million visits to the website, 25% more than in 2010. Visits from non-English speakers increased by 22% compared to 2010.

The launch of the Company’s detailed equipment information program on July 1, 2011 has increased time-on-site significantly. Website users are spending on average 29% more time on the Company’s website than before the launch of detailed equipment information. Additionally, the Company launched a mobile version of rbauction.com in November 2011 to facilitate easier mobile internet usage for customers.

Definitions of non-GAAP measures

The Company defines adjusted net earnings as financial statement net earnings excluding the after-tax effects of excess property sales and significant foreign exchange gains or losses resulting from financing activities that are not expected to recur, and has provided a reconciliation below. Adjusted net earnings is a non-GAAP financial measure that does not have a standardized meaning, and is therefore unlikely to be comparable to similar measures presented by other companies. The Company believes that comparing adjusted net earnings for different financial periods provides more useful information about the growth or decline of its net earnings for the relevant financial period and identifies the impact of items which the Company does not consider to be part of its normal operating results.

Gross auction proceeds represent the total proceeds from all items sold at Ritchie Bros. auctions. The Company’s definition of gross auction proceeds may differ from those used by other participants in its industry. Gross auction proceeds is an important measure the Company uses in comparing and assessing its operating performance. It is not a measure of the Company’s financial performance, liquidity or revenue and is not presented in its consolidated financial statements. The Company believes that auction revenues, which is the most directly comparable measure in its Consolidated Income Statements, and certain other line items, are best understood by considering their relationship to gross auction proceeds. Auction revenues represent the revenues earned by Ritchie Bros. in the course of conducting its auctions, and consist primarily of commissions earned on consigned equipment and net profit on the sale of equipment purchased by the Company and sold in the same manner as consigned equipment.

About Ritchie Bros.

Established in 1958, Ritchie Bros. Auctioneers (NYSE and TSX: RBA) is the world’s largest industrial auctioneer, selling more equipment to on-site and online bidders than any other company in the world. Ritchie Bros. offers services that enable the world’s builders to easily and confidently exchange equipment. The Company conducts hundreds of unreserved public auctions each year, selling a broad range of used and unused industrial assets, including equipment, trucks and other assets utilized in the construction, transportation, agricultural, material handling, mining, forestry, petroleum and marine industries. Ritchie Bros. has over 110 locations in more than 25 countries, including 43 auction sites worldwide. The Company maintains a website at www.rbauction.com and sponsors an equipment wiki at www.RitchieWiki.com.

Earnings Conference Call

Ritchie Bros. is hosting a conference call to discuss its financial results for the year ended December 31, 2011 at 8:00am Pacific Time (11:00am Eastern Time) on February 28, 2012. To access a live broadcast of the conference call, please go to the Ritchie Bros. website http://www.rbauction.com, click on ‘About Ritchie Bros.’ then click on ‘For Investors’. Please go to the website at least fifteen minutes early to download and install any necessary audio software. A replay will be available on the website shortly after the call.

Forward-looking Statements

The discussion in this press release relating to future events or operating periods contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties, including, in particular, statements regarding anticipated results for future periods; anticipated pricing and competitive environments for late model equipment in the future; impact of market uncertainty on equipment seller behaviour; competition in the used equipment market; the impact of new initiatives, services and features on the Company and its customers, and the Company’s long-term growth strategy. These risks and uncertainties include: the numerous factors that influence the supply of and demand for used equipment; fluctuations in the market conditions and values of used equipment; seasonal and periodic variations in operating results; actions of competitors; economic and other conditions in local, regional and global markets and other risks and uncertainties as detailed from time to time in the Company’s SEC and Canadian securities filings, including the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2011, available on the SEC, SEDAR and the Company’s websites. Actual results may differ materially from those forward-looking statements. The Company does not undertake any obligation to update the information contained herein, which speaks only as of this date.

Consolidated Income Statements

(Amounts in table and related footnotes are in USD

thousands, except share and per share amounts)

	September 30,	September 30,
	Year ended December 31, 2011	Year ended December 31, 2010

Gross auction proceeds (1)	$3,714,281	$3,277,771

Auction revenues (1)	$396,099	$357,369
Direct expenses (1)	48,044	47,021

	348,055	310,348

Selling, general and administrative expenses:
Depreciation	42,408	37,813
Other selling, general and administrative expenses	201,935	181,020

	244,343	218,833

Earnings from operations	103,712	91,515

Other income (expense):
Foreign exchange loss	(585)	(49)
Gain on disposition of property, plant and equipment	3,861	250
Other income	4,242	1,823

	7,518	2,024

Finance income (costs):
Finance income	2,326	2,035
Finance costs	(5,541)	(5,216)

	(3,215)	(3,181)

Earnings before income taxes	108,015	90,358

Income taxes	31,382	24,683

Net earnings (2)	$76,633	$65,675

Net earnings per share	$0.72	$0.62
Net earnings per share—diluted	$0.72	$0.62

Weighted average shares outstanding	106,164,237	105,521,960
Diluted weighted average shares outstanding	106,983,757	106,169,199

Net earnings	$76,633	$65,675
Less: after-tax gain on sale of excess property (2)	(2,995)	(756)

Adjusted net earnings	$73,638	$64,919

Adjusted net earnings per share	$0.69	$0.62
Adjusted net earnings per share—diluted	$0.69	$0.61

(1)	Gross auction proceeds, auction revenues and direct expenses for the year ended December 31, 2010 include the results of the auction of Apoise for $46,790, $850 and $180 respectively.

(2)	Net earnings for the year ended December 31, 2011 included total gains of $3,482 ($2,995 after tax, or $0.03 per diluted share) recorded on the sale of the Company’s former Vancouver, British Columbia permanent auction site. Net earnings for the year ended December 31, 2010 included total gains of $1,230 ($756 after tax, or $0.01 per diluted share) recorded on the sale of the Company’s former Houston, Texas permanent auction site.

Condensed Consolidated Interim Income Statements

(Amounts in table and related footnotes are in USD

thousands, except share and per share amounts)

	September 30,	September 30,
	Three months ended December 31, 2011 (unaudited)	Three months ended December 31, 2010 (unaudited)

Gross auction proceeds	$1,039,790	$798,566

Auction revenues	$113,403	$88,296
Direct expenses	13,531	12,188

	99,872	76,108

Selling, general and administrative expenses:
Depreciation	10,354	10,989
Other selling, general and administrative expenses	50,730	46,433

	61,084	57,422

Earnings from operations	38,788	18,686

Other income (expense):
Foreign exchange loss	(1,291)	(348)
Loss on disposition of property, plant and equipment	99	(841)
Other income	1,520	920

	328	(269)

Finance income (costs):
Finance income	569	584
Finance costs	(1,240)	(1,520)

	(671)	(936)

Earnings before income taxes	38,445	17,481

Income taxes	11,678	3,942

Net earnings	$26,767	$13,539

Net earnings per share	$0.25	$0.13
Net earnings per share—diluted	$0.25	$0.13

Weighted average shares outstanding	106,345,608	105,609,042
Diluted weighted average shares outstanding	106,720,475	106,201,831

Net earnings	$26,767	$13,539
Less: adjusting items	—	—

Adjusted net earnings	$26,767	$13,539

Adjusted net earnings per share	$0.25	$0.13
Adjusted net earnings per share—diluted	$0.25	$0.13

Selected Balance Sheet Data (USD thousands)

	September 30,	September 30,
	December 31, 2011	December 31, 2010
Current assets	$253,840	$182,678
Current liabilities	190,544	137,135

Working capital	$63,296	$45,543

Total assets	$967,241	$872,558
Non-current borrowings	$133,881	$135,886
Total shareholders’ equity	$617,906	$579,867

Selected Operating Data (unaudited)

	September 30,	September 30,
	Year ended December 31, 2011	Year ended December 31, 2010
Auction revenues as percentage of gross auction proceeds	10.66%	10.90%
Number of consignments at industrial auctions	41,300	40,000
Number of bidders at industrial auctions	385,000	340,000
Number of buyers at industrial auctions	95,550	95,000
Number of lots at industrial auctions	268,500	277,000
Number of permanent auction sites(1)	39	39
Number of regional auction sites(1)	4	4
Total auction sites	43	43
Number of industrial auctions	228	230

Average Industrial Auction Data (unaudited)

	September 30,	September 30,
	Year ended December 31, 2011	Year ended December 31, 2010
Gross auction proceeds	$15.5 million	$13.4 million
Bidder registrations	1,690	1,475
Consignors	181	175
Lots	1,180	1,205

(1)

Effective February 2012, the Company changed its definition of permanent auction sites and regional auction sites (formerly known as regional auction units) to better reflect recent investments, which resulted in the reclassification of four sites; refer to the Company’s Annual Information Form for the year ended December 31, 2011 (filed on the SEDAR website at www.sedar.com) for further discussion.

For further information, please contact:

Jeremy Black

Vice President, Business Development

Corporate Secretary

Phone:            778 331 5500

Fax:                778 331 4628

Email:             ir@rbauction.com